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                             June 7, 2022

       James Tivy
       Chief Financial Officer
       M-tron Industries, Inc.
       2525 Shader Road
       Orlando, FL 32804

                                                        Re: M-tron Industries,
Inc.
                                                            Draft Registration
Statement on Form 10
                                                            Submitted May 11,
2022
                                                            CIK No. 0001902314

       Dear Mr. Tivy:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10 Submitted May 11, 2022

       Summary
       How will the Company's indebtedness and cash be allocated, paid or transferred in connection with the spin-off?, page 1

   1. We note your disclosure that Mtron and its subsidiaries had no outstanding indebtedness of as of December 31,
2021. Please update this disclosure.
       Our certificate of incorporation will contain an exclusive forum provision, page 14

   2. We note that your forum selection provision in Art identifies the Court of Chancery of the
                                                        State of Delaware as
the exclusive forum for certain litigation, including any    derivative
                                                        action.    Please
disclose whether this provision applies to actions arising under the
 James Tivy
FirstName  LastNameJames  Tivy
M-tron Industries, Inc.
Comapany
June 7, 2022NameM-tron Industries, Inc.
June 7,
Page 2 2022 Page 2
FirstName LastName
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
3. Please note that your disclosure regarding your exclusive form provision appears to be inconsistent with Article XI of your amended and restated certificate of incorporation. In that regard, we note your reference in your risk factor to a court in the State of Florida as your exclusive forum. Please advise or revise.
Capitalization, page 35

4. Please include a double underline under the amount for cash and cash equivalents and remove from the table the due from related party amounts, and instead include disclosure of this related party receivable in footnote (1) to the table to be treated as a reduction or offset against the special dividend cash payment to LGL. Also, given that you have no outstanding debt, it appears the total capitalization amount in the "actual" column should equate to your total equity. Please revise your presentation or otherwise explain to us why your presentation is appropriate.

Unaudited Pro Forma Financial Statements, page 37

5. Refer to the fourth paragraph of the introductory page where you discuss the three criteria for reflecting adjustments in the pro forma financial statements. Please note that this criteria has since been replaced pursuant to SEC Release No. 33-10786,
         "Amendments to Financial Disclosures About Acquired and Disposed Businesses", issued on May 20, 2020. The amended guidance related to pro forma financial information under Article 11 of Regulation now requires that pro forma adjustments be based on the following three categories: transaction accounting adjustments, autonomous entity adjustments, and management's adjustments. The transaction accounting adjustments and autonomous entity adjustments are to be reflected in two separate columns, whereas management's adjustments, if any, would be presented only in the explanatory notes to the pro forma financial statements. Refer to Rule 11-02(a)(6) and (7) of Regulation S-
         X. Further, we note disclosure in the last paragraph on page 37 and in the top paragraph on page 38 that you expect to incur additional recurring expenses estimated to be
 James Tivy
FirstName  LastNameJames  Tivy
M-tron Industries, Inc.
Comapany
June 7, 2022NameM-tron Industries, Inc.
June 7,
Page 3 2022 Page 3
FirstName LastName
         approximately $850,000, which have not been reflected in the pro forma statements of income. Pursuant to the amended guidance, such costs are to be reflected as Autonomous entity adjustments. Please revise your disclosures and presentation accordingly.

Notes to Unaudited Pro Forma Combined Financial Statements, page 41

6. Please expand the narrative discussion in Note (f) to disclose whether or not you anticipate the effect of potential dilutive securities to be material. If so, consider providing an estimated range of the impact.

Business
International Revenues, page 43

7. Please reconcile the disclosure that international revenues in 2021 were 21.5% of total combined revenues with that in Risk Factors on page 17 that foreign revenues for 2021 accounted for 10.3% of your 2021 combined revenues.

Business, page 43

8. Please describe the operations of all of your subsidiaries including your Hong Kong operations. Please consider including an organizational chart. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 48

9. Please refer to the last paragraph under this heading. Include within MD&A a description of your Revolving Credit Agreement to provide the material terms including: identifying the lender, total revolver amount, maturity date, interest rate, amounts available and outstanding as of the most recent balance sheet date, and the repayment terms.

December 31, 2021 Audited Financial Statements
Note B. Summary of Significant Accounting Policies, page F-7

10. Refer to your discussion of revenue recognition and expand to disclose that you have a portfolio of two product groupings: Frequency Control and Spectrum Control, as discussed in the Business section. Disclose the difference between the two product groupings and discuss if the revenue recognition is the same or different for each group.
         Also, if there is more than one distinct performance obligation, describe and discuss when each performance obligation is satisfied. Please also give consideration to further disaggregating your revenue by these two product groupings.

General
 James Tivy
FirstName  LastNameJames  Tivy
M-tron Industries, Inc.
Comapany
June 7, 2022NameM-tron Industries, Inc.
June 7,
Page 4 2022 Page 4
FirstName LastName

11. In an amendment to the filing, please update to include unaudited interim financial statements for the three months ended March 31, 2022 and 2021. In addition, related financial information, such as, but not limited to: Capitalization, unaudited pro forma financial statements and MD&A should be updated accordingly. Refer to Rule 8-08 of
         Regulation S-X for guidance.

12.      Please include page numbers with your next filing.
13. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories; reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine and/or related
             geopolitical tension or have sought to    de-globalize    your
supply chain.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
14. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.
15. Please describe the extent and nature of the role of the board of directors in overseeing
         cybersecurity risks, including in connection with the company   s
supply
         chain/suppliers/service providers.
16. We note your disclosure that your gross margins improved over last year but were muted by inflationary cost pressures. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.
17. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
 James Tivy
M-tron Industries, Inc.
June 7, 2022
Page 5

         You may contact Beverly Singleton, Staff Accountant at (202) 551-3328 or Kevin
Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



FirstName LastNameJames Tivy                               Sincerely,
Comapany NameM-tron Industries, Inc.
                                                           Division of
Corporation Finance
June 7, 2022 Page 5                                        Office of
Manufacturing
FirstName LastName